SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
________________

SILICOM  LTD.
 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated April 22nd, 2013 announcing Registrant's first quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  April 22nd, 2013

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Continued Strong Momentum in Q1 2013:
Revenues Up 49% to $15M;
EPS Up 54% to $0.46 (non-gaap) -

KFAR SAVA, Israel, April 22, 2013 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported strong year-over-year growth in revenues and profits for the first quarter ended March 31, 2013.

Financial Results

Silicom’s revenues for the first quarter of 2013 rose by 49% to $15.0 million from $10.1 million in the first quarter of 2012.

On a GAAP basis, net income for the quarter increased 57% to a record $3.1 million, or $0.43 per diluted share ($0.44 per basic share), compared with $2.0 million, or $0.28 per diluted share ($0.29 per basic share), in the first quarter of 2012.

On a non-GAAP basis, net income for the quarter increased 57% to $3.3 million, or $0.46 per diluted and basic share, compared with $2.1 million, or $0.30 per diluted and basic share, for the first quarter of 2012.

Cash Position: As of March 31, 2013, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $56.4 million, or $7.93 per outstanding share.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are very pleased to report a 49% year-over-year rise in revenues and a 57% increase in net income for the first quarter, strong results that demonstrate the continued growth-driving power of our 90+ top-tier customers, our expanding portfolio of unique, need-driven products, and our focus on some of the industry’s strongest markets.

“We believe that we will be able to compound this accelerated growth in the future - both through the continued success and expansion of our existing businesses, and through new growth engines, as demonstrated by the announcements made during the past several months. We are extremely excited to have launched our first product within Silicom’s new Intelligent Nano Time-Stamping NIC product line, a breakthrough offering whose sales we believe will ramp up to $15-$20 million within just a few years. We are also proud that one of the world’s largest networking companies - one of our first volume SETAC customers - has now also become a customer for our SETAC modules, the more significant, higher-priced components of the SETAC solution, a development which we expect to gradually boost this customer’s orders by several million dollars per year.”

Mr. Orbach continued, “As a concrete demonstration of our confidence, and in light of our significant cash reserves, we have recently paid out our first dividend as a channel for sharing our success more directly with our shareholders. We are proud that we have been able to deliver on all the promises that we have made over the past several years, confirming our ‘read’ of the market, our considerable technology advantage, our superb customer service and our exceptional customer relationships. With active customer relationships with so many of the industry’s top players, a growing portfolio of needed products for virtually unlimited markets and a track record of making good on our promises, we are excited about our potential and continue working to accelerate our growth for the benefit of our shareholders.”

##

Conference Call Details

Silicom’s Management will host an interactive conference today, April 22nd, at 9:00am Eastern Time (6:00am Pacific Time, 16:00 Israel Time). On the call, management will review and discuss the results, and will also be available to answer investors’ questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800 917 5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 16:00 Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail: silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd.
Consolidated Balance Sheets

(US$ thousands)

	March 31, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents	$11,452	$13,306
Short-term bank deposits	-	2,527
Marketable securities	17,809	12,583
Accounts receivables: Trade, net	12,016	12,391
Accounts receivables: Other	1,293	2,234
Inventories	18,529	14,795
Deferred tax assets	89	47
Total current assets	61,188	57,883

Marketable securities	27,165	28,469
Assets held for employees’ severance benefits	1,413	1,377
Deferred tax assets	130	114
Property, plant and equipment, net	1,289	1,190

Total assets	$91,185	$89,033

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$5,112	$7,875
Other accounts payable and accrued expenses	3,960	3,914
Total current liabilities	9,072	11,789

Liability for employees’ severance benefits	2,455	2,278

Total liabilities	11,527	14,067

Shareholders' equity
Ordinary shares and additional paid-in capital	37,675	36,086
Treasury shares	(38)	(38)
Retained earnings	42,021	38,918
Total Shareholders' equity	79,658	74,966

Total liabilities and shareholders' equity	$91,185	$89,033

Silicom Ltd.
Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2013	2012
Sales	$15,030	$10,101
Cost of sales	9,001	5,938
Gross profit	6,029	4,163

Research and development expenses	1,244	1,091
Selling and marketing expenses	849	634
General and administrative expenses	614	532
Total operating expenses	2,707	2,257

Operating income	3,322	1,906

Financial income, net	118	240
Income before income taxes	3,440	2,146
Income taxes	337	169
Net income	$3,103	$1,977

Basic income per ordinary share (US$)	$0.44	$0.29

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,063	6,928

Diluted income per ordinary share (US$)	$0.43	$0.28

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,166	7,022

Silicom Ltd.
Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2013	2012
GAAP gross profit	$6,029	$4,163
(1) Share-based compensation (*)	25	4
Non-GAAP gross profit	$6,054	$4,167

GAAP operating income	$3,322	$1,906
(1) Share-based compensation (*)	165	98
Non-GAAP operating income	$3,487	$2,004

GAAP net income	$3,103	$1,977
(1) Share-based compensation (*)	165	98
Non-GAAP net income	$3,268	$2,075

GAAP basic income per ordinary share (US$)	$0.44	$0.29
(1) Share-based compensation (*)	0.02	0.01
Non-GAAP basic income per ordinary share (US$)	$0.46	$0.30

GAAP diluted income per ordinary share (US$)	$0.43	$0.28
(1) Share-based compensation (*)	0.03	0.02
Non-GAAP diluted income per ordinary share (US$)	$0.46	$0.30

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))